UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                                 Biofield Corp.
                           --------------------------
                                (Name of issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)

                                   090591 10 8
                              --------------------
                                 (CUSIP number)

                                Dr. David M. Long
                               c/o Biofield Corp.
                                     Suite M
                              1025 Nine North Drive
                              Alpharetta, GA 30004
                                 (770) 740-8180

                                 With a copy to:
                              Arthur A. Katz, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7764
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                December 15, 2000
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                               Page 1 of 9 Pages

CUSIP No. 090591 10 8

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1.  Names of Reporting Persons.  S.S. or I.R.S.     Long Family Partners II, LP
    Identification Nos. of Above Persons                     65-0693084

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                (a) [x]
           (See Instructions)                                       (b) [ ]

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3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                  PF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                            [ ]

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6.  Citizenship or Place of Organization                          Delaware

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           Number of Shares       7.  Sole Voting Power                  0
            Beneficially
           Owned by Each          ----------------------------------------------
             Reporting            8.  Shared Voting Power
            Person With               (see Item 4 below)         7,133,275
                                  ----------------------------------------------
                                  9.  Sole Dispositive Power             0
                                  ----------------------------------------------
                                  10. Shared Dispositive Power
                                      (see Item 4 below)         7,133,275
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                              7,133,275
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)               28.3%

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14.  Type of Reporting Person (See Instructions)                        PN

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                                                               Page 2 of 9 Pages

CUSIP No. 090591 10 8

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1.  Names of Reporting Persons.  S.S. or I.R.S.     David M. Long, Jr.
    Identification Nos. of Above Persons               ###-##-####

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                (a) [x]
           (See Instructions)                                       (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                  PF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization             United States of America

--------------------------------------------------------------------------------
           Number of Shares       7.  Sole Voting Power          3,837,378
            Beneficially
           Owned by Each          ----------------------------------------------
             Reporting            8.  Shared Voting Power
            Person With               (see Item 4 below)         7,133,275
                                  ----------------------------------------------
                                  9.  Sole Dispositive Power     3,837,378
                                  ----------------------------------------------
                                  10. Shared Dispositive Power
                                      (see Item 4 below)         7,133,275
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                             10,970,653
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                  [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)               43.6%

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14.  Type of Reporting Person (See Instructions)                        IN

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                                                               Page 3 of 9 Pages

CUSIP No. 090591 10 8

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1.  Names of Reporting Persons.  S.S. or I.R.S.       Donna R. Long
    Identification Nos. of Above Persons               ###-##-####

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                (a) [x]
           (See Instructions)                                       (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                  OO

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization             United States of America

--------------------------------------------------------------------------------
           Number of Shares       7.  Sole Voting Power            364,000
            Beneficially
           Owned by Each          ----------------------------------------------
             Reporting            8.  Shared Voting Power
            Person With               (see Item 4 below)                 0
                                  ----------------------------------------------
                                  9.  Sole Dispositive Power       364,000
                                  ----------------------------------------------
                                  10. Shared Dispositive Power
                                      (see Item 4 below)                 0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                364,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                  [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                1.4%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                        IN

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                                                               Page 4 of 9 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Biofield Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite M, 1025 Nine North Drive, Alpharetta, GA 30004.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is jointly filed by David M. Long, Jr., M.D., Ph.D. ("Dr. Long"), Donna R. Long (Mrs. Long"), and Long Family Partners II, LP (the "Partnership"), a Delaware limited partnership (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

         The business address for each of the Reporting Persons is c/o Biofield Corp., Suite M, 1025 Nine North Drive, Alpharetta, GA 30004

         The Partnership is a limited partnership organized under the laws of the state of Delaware and is engaged in holding property on behalf of one or more members of the family of Dr. Long. Although the general partners of the Partnership are Dr. Long and his wife, Donna R. Long, Dr. Long is the sole managing partner of the Partnership. Dr. Long is principally employed as the President and Chief Executive Officer of the Company. Mrs. Long is not currently employed. Dr. Long and Mrs. Long are citizens of the United States of America.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 28, 1999, Dr. Long and the Partnership purchased 2,200,000 shares and 7,800,000 shares, respectively, of Common Stock from the Company at $0.05 per share, for a total of $110,000 and $390,000, respectively. On December 28, 1999, Dr. Long purchased an additional 1,068,034 shares of Common Stock from Mr. C. Leonard Gordon and his wife at $0.05 per share, for a total of $53,700. On December 15, 2000, Dr. Long purchased an additional 482,000 shares of Common Stock from the Company at $0.50 per share, for a total of $741,000.

         On December 22, 2000, the Partnership distributed 728,000 of its shares to its partners (327,600 of which shares were subsequently redistributed by the limited partners to a non-profit institution not affiliated with any of the Reporting Persons) and, as a result, Dr. Long acquired an additional 36,400 shares of Common Stock and Mrs. Long acquired 364,000 shares of Common Stock.

         The source of the purchase price for each purchase of Common Stock was the personal funds of the purchaser. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 28, 1999, the Company sold 14,000,000 shares of its Common Stock in a private placement for $700,000 to several person, including 2,200,000 shares to Dr. Long and 7,800,000 shares to the Partnership. This sale was approved by the Company's Board of Directors, and shareholder approval was not required or obtained since the shares which were sold were unissued shares previously authorized by its shareholders. The sales price per share of $0.05

                                                               Page 5 of 9 Pages
was the result of arms-length negotiation between the parties and was the only reasonable offer which the Company's Board of Directors was able to obtain which it believed was in the best interests of its shareholders. Although the prices of the Common Stock in the over-the-counter market during the period from January 1, 1999 through the date of the sale ranged from $0.375 per share to $0.032 per share, no public information concerning the Company had been released since the Company terminated its SEC reporting obligations in March 1999 and the Company's Board of Directors did not believe that the public market sales prices reflected the true financial condition of the Company. The Board of Directors did not retain a financial advisor to assist it in obtaining financing or in negotiating the sale in December 1999; however, the Board of Directors had contacted certain previous investors in the Company and other parties who had advised the Board of Directors of a possible interest in an investment in the Company, in each instance to no avail.

         Simultaneously with the December 28, 1999 transaction, Mr. C. Leonard Gordon, then a director and executive officer of the Company, and his wife sold to Dr. Long their 1,068,034 shares of common stock for an aggregate of $53,700 or $0.05 per share. These proceeds, along with $109,300 of Company funds, were then deposited with a third-party escrow agent who was furnished instructions to release such funds to the Company during the period through March 2002 upon satisfactory evidence that the Company had continued to obtain, at least through the period ending March 17, 2003, directors and officers liability insurance, covering the persons who were directors and executive officers of the Company immediately before consummation of the December 28, 1999 sale by Mr. and Mrs. Gordon to Dr. Long, comparable to the insurance which was in effect at that time. If such insurance is not obtained, the then remaining escrow funds are to be delivered to Mr. Gordon.

         Simultaneously with the December 28, 1999 sale, the Company's Board of Directors appointed Dr. David Long as a director, whereupon all of the remaining directors and all of the Company's executive officers resigned. Thereafter, Dr. David Long became Chairman and Chief Executive Officer and took action to reconstitute the Company's Board of Directors.

         On December 15, 2000, the Company sold an aggregate of 3,000,000 shares of its Common Stock in a private placement for $1,500,000 to several persons, including 482,000 shares to Dr. Long. The shares were sold at $0.50 per share, a price determined by the Company's Board of Directors (with Dr. Long abstaining) to be the fair market value of these shares. Such shares were sold to Dr. Long pursuant to a stand-by commitment originally given to the Company by Dr. Long on September 6, 2000. On such date, the Company's Board of Directors determined that it was necessary for the Company to raise an additional $1,000,000 for operating expenses before the end of 2000, and determined to raise such funds through the private sale of authorized, unissued shares of its Common Stock. At such time, Dr. Long offered his stand-by commitment to purchase any unsubscribed shares, if such shares were being sold for not more than $0.50 per share and the closing occurred prior to November 1, 2000. Dr. Long also advised the Board that he would purchase such shares without any registration rights or any equity inducement, such as a further right to subscribe for additional shares in any further offering at a reduced price. During the thirty day period prior to September 6, the average closing price for the Common Stock, as reported by The Nasdaq Stock Market, Inc InfoQuote service furnished by Financial Insight Systems, Inc. was $0.439 per share and such closing price on September 5 was $0.39 per share. Thereafter, the Company attempted to sell its Common Stock at $0.50 per share and under the other terms offered by Dr. Long by contacting several larger previous investors in the Company and other parties who had advised the Company's officers and directors of a possible interest in investing in the Company. Due to the small size of the proposed offering and the fact that the Common Stock was not trading on any recognized securities exchange, the Company did not retain a financial advisor to assist it in the offering. By November 1, 2000, and despite interest from several investor groups and Dr. Long's stand-by commitment, the Company was unable to place all of the offered shares of Common Stock; whereupon, Dr. Long agreed to extend his stand-by commitment until December 1, 2000. On December 1, 2000, only 1,518,000 shares of Common Stock had been subscribed for at $0.50 per share and the Company advised Dr. Long that it intended to accept his stand-by commitment for the then unsubscribed portion of the $1,000,000 offering or 482,000 shares, and that he should wire transfer $241,000 to the Company for a closing during the week of December 4, 2000. On such date, the closing price of the Common Stock, as reported by The Nasdaq Stock Market, Inc InfoQuote service furnished by

                                                               Page 6 of 9 Pages

Financial Insight Systems, Inc. was $0.40 per share. On December 2, 2000, Hambrecht & Quist Capital Management Inc. advised the Company that two investment companies for which it had investment authority may be interested in participating in the offering if it was not too late. The Company's Board of Directors then determined to increase the size of the offering by $500,000 and to delay the closing thereof until December 18, 2000, and the other subscribers agreed to such extension and increase. The closing of the $1,500,000 private offering occurred on December 15, 2000 and 3,000,000 authorized, unissued shares of the Company's Common Stock were sold at such time, including the 482,000 shares sold to Dr. Long. On such date, the closing price of the Common Stock, as reported by The Nasdaq Stock Market, Inc InfoQuote service furnished by Financial Insight Systems, Inc., was $0.57 per share.

         The Reporting Persons consider the acquisition and ownership of the Common Stock to be an investment.

         Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

         In its Form 10-SB Registration Statement filed with the Securities and Exchange Commission (the "SEC") on August 11, 2000, among other matters, the Company reported that Mr. W. Robert Berg, on June 9, 2000, had been appointed to be a director of the Company and intended to take office after the filing of such Registration Statement. Although Mr. Berg has not yet taken office, he has advised the Company that he intends to take office after the Staff of the SEC advises the Company that it does not intend to further comment on such Registration Statement.

         The Company's Board of Directors has advised that, during 2001, it anticipates consummating an additional private placement of its securities for its working capital needs, although the timing and amount thereof have not yet been determined.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its securities,
(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date of this Schedule 13D, (a) Dr. Long owns beneficially an aggregate of 10,970,653 shares of Common Stock, representing 43.6% of the issued and outstanding shares of Common Stock, which consists of 7,133,275 shares held directly by the Partnership, 3,829,291 shares held beneficially and of record by Dr. Long and 8,087 shares held in "street name" by another family partnership controlled by Dr. Long, (b) Mrs. Long owns beneficially and of record an aggregate of 364,000 shares of Common Stock, representing 1.4% of the issued and

                                                               Page 7 of 9 Pages
outstanding shares of Common Stock, and (c) the Partnership owns beneficially and of record an aggregate of 7,133,275 shares of Common Stock, representing 28.3% of the issued and outstanding shares of Common Stock The foregoing percentages are based on an aggregate of 25,183,478 shares of Common Stock outstanding as of the date of this Schedule 13D. As the sole managing partner of the Partnership, Dr. Long has voting and dispositive power with respect to all of the shares of Common Stock owned of record by the Partnership. Dr. Long and Mrs. Long disclaim beneficial ownership of the shares owned directly by the other.

         Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

         Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or
(viii) the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement. dated as of December 26, 2000, among David
M. Long, Jr., Donna R. Long and Long Family Partners II, LP.

                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2000



                                           /s/ DAVID M. LONG, JR.
                                          --------------------------------------
                                          David M. Long, Jr.


                                          /s/ DONNA R. LONG
                                          --------------------------------------
                                          Donna R. Long


                                          LONG FAMILY PARTNERS II, LP


                                          By: /s/ DAVID M. LONG, JR.
                                          --------------------------------------
                                          David M. Long, Jr., Managing Partner



                                                               Page 8 of 9 Pages

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

           Pursuant to Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to securities held by each of them in Biofield Corp.

Dated:  December 26, 2000



                                          /s/ DAVID M. LONG, JR.
                                          --------------------------------------
                                          David M. Long, Jr.


                                          /s/ DONNA R. LONG
                                          --------------------------------------
                                          Donna R. Long


                                          LONG FAMILY PARTNERS II LP


                                          By: /s/ DAVID M. LONG, JR.
                                          --------------------------------------
                                          David M. Long, Jr., Managing Partner


                                                               Page 9 of 9 Pages